02018666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-38845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 28 2002

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TradeStar Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 St. James Place, Suite 120
(No. and Street)

Houston (City) **Texas** (State) **77056** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Colleps **713-350-3859**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte and Touche
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) **Philadelphia** (City) **Pennsylvania** (State) **19103** (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

We, Henry H. Clines and Elizabeth Ann Colleps, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of TradeStar Investments, Inc. for the year ended December 31, 2001 are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 02-21-02

Signature Date

Henry H. Clines
Chief Executive Officer

E. A. Colleps 2-21-2002

Signature Date

Elizabeth Ann Colleps
Controller

Gloria D. Gray

Notary Public

Gloria D. Gray
Notary Public
State of Texas
My Commission Expires
July 21, 2004

TradeStar Investments, Inc. (an indirect wholly owned subsidiary of Fiserv, Inc.)

Statement of Financial Condition as of December 31, 2001 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of TradeStar Investments, Inc.:

We have audited the accompanying statement of financial condition of TradeStar Investments, Inc. (an indirect wholly owned subsidiary of Fiserv, Inc.) (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of TradeStar Investments, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

TRADESTAR INVESTMENTS, INC.
(an indirect wholly owned subsidiary of Fiserv, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 3,894,903
Receivable from affiliates, including clearing broker	714,897
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,000,607	646,622
Goodwill, net of accumulated amortization of $1,433,886	2,570,903
Other assets	393,720
TOTAL ASSETS	$ 8,221,045

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities -	
Accounts payable and accrued expenses	$ 1,705,158
Stockholder's Equity:	
Common stock, par value $.10, authorized, 500,000 shares; outstanding, 5,500 shares	550
Additional paid-in capital	6,365,365
Retained earnings	149,972
Total stockholder's equity	6,515,887
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 8,221,045

See notes to statement of financial condition.

TRADESTAR INVESTMENTS, INC.
(an indirect wholly owned subsidiary of Fiserv, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business - TradeStar Investments, Inc. ("TradeStar" or the "Company") is a wholly owned subsidiary of BHC Investments, Inc., which is a wholly owned subsidiary of Fiserv Clearing, Inc., which is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

TradeStar provides retail brokerage services through two primary distribution channels: 1) electronic commerce including the Internet and telephone trading, and 2) access to registered representatives via a national trading desk and regional branch offices throughout the United States. TradeStar is a registered securities broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The carrying amounts of TradeStar's cash, cash equivalents, receivable from affiliates, including clearing broker, and accounts payable and accrued expenses approximate their fair values due to their short-term nature.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Goodwill - The excess of the purchase price over the fair value of net assets acquired is being amortized over fifteen years using the straight-line method.

Furniture, Equipment and Leasehold Improvements - Furniture, equipment and leasehold improvements are carried at cost, net of depreciation and amortization. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, principally five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Computer hardware and software are depreciated over the estimated useful lives of the assets, principally three years.

Cash and Cash Equivalents - TradeStar considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes - TradeStar files separate state income tax returns and is included in the consolidated federal and unitary state income tax return filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to consolidated taxable income for financial reporting purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax balances

are determined by applying the currently enacted tax rate to future years for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Accounting Standards Adopted - In 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133, as amended by SFAS Nos. 137 and 138, was adopted on January 1, 2001. The adoption of the statement had no impact on the statement of financial condition.

New Accounting Pronouncements - In June 2001, FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company will adopt SFAS No. 142 on January 1, 2002. The Company has not yet determined the impact the adoption of SFAS No. 142 will have on its statement of financial condition.

2. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2001, furniture, equipment and leasehold improvements were as follows:

Furniture and equipment	$ 1,011,320
Computer hardware and software	1,220,001
Leasehold improvements	415,908
Total	2,647,229
Accumulated depreciation and amortization	(2,000,607)
Furniture, equipment and leasehold improvements, net	$ 646,622

3. COMMITMENTS AND CONTINGENCIES

Lease Commitments

TradeStar leases its office space and certain equipment. Future minimum lease commitments under noncancelable operating leases are as follows at December 31, 2001:

2002	$ 614,779
2003	619,114
2004	547,320
2005	410,088
2006	17,999
Thereafter	-
	$2,209,300

Certain leases have provisions for escalation.

4. NET CAPITAL REQUIREMENTS

TradeStar is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), which requires the maintenance of minimum net capital. TradeStar is required to

maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of aggregate indebtedness as defined in Rule 15c3-1 under the Securities Exchange Act of 1934. At December 31, 2001, TradeStar had net capital of $2,141,130, which was $1,891,130 in excess of required net capital. TradeStar's aggregate indebtedness to net capital ratio was 0.78 to 1.

5. SEC RULE 15c3-3 EXEMPTION

TradeStar is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, TradeStar clears customer transactions on a fully disclosed basis with its affiliate, Fiserv Securities, Inc. ("FSI"), and promptly transmits all customer funds and securities to FSI. FSI carries all of the accounts of such customers and maintains and preserves such books and records.

6. RELATED PARTY TRANSACTIONS

TradeStar assigned to Fiserv Investor Services, Inc., an affiliate, its contracts with various banks and broker-dealers to provide brokerage services. To facilitate the operations of this affiliate, TradeStar provides administrative and ancillary services and allocates direct operating expenses.

Additionally, clearance, execution and ancillary services are provided to TradeStar under an agreement with FSI.

The receivable from affiliates, including clearing broker, represents commissions due from FSI and Fiserv Investor Services, Inc. of $241,598 and $473,299, respectively.

7. EMPLOYEE BENEFIT PLANS

Fiserv sponsors a 401(k) savings plan covering full-time employees of TradeStar and its affiliates who are at least 21 years of age. After an employee has attained one year of service, TradeStar matches a portion of the employee's contributions, which vest after five years of continued employment. TradeStar also makes discretionary contributions based upon the attainment of certain profit goals.

8. CREDIT RISK

The Company's clearing and execution agreement provides that FSI's credit losses relating to unsecured margin account receivables of TradeStar's customers are charged back to the Company.

In the event the customer is unable to fulfill its contract obligations related to a security trade, FSI may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by FSI is charged back to the Company.

In accordance with industry practice, FSI records customer transactions on a settlement-date basis, which is generally three business days after trade-date. FSI is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FSI may have to purchase or sell the underlying financial instruments at prevailing market prices. Any loss incurred by FSI is charged back to the Company.

The Company, in conjunction with FSI, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSI establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

9. LITIGATION

In the normal course of business, TradeStar is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, TradeStar's management does not expect that such litigation will have a material adverse effect on TradeStar's financial position or liquidity.

* * * * * *

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

TradeStar Investments, Inc.
1900 St. James Place
Suite 120
Houston, Texas

In planning and performing our audit of the financial statements of TradeStar Investments, Inc. (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly;

Deloitte & Touche LLP